SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for August 27, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

Announcement - Issue by Sasol Financing (Proprietary) Limited of ZAR2 000 000 000

10,50% Notes Due 1 September 2007

SASOL LIMITED

ISSUE BY SASOL FINANCING (PROPRIETARY) LIMITED OF ZAR2 000 000 000   10,50% NOTES DUE 1 SEPTEMBER 2007

On 1 September 2003, Sasol Financing (Proprietary) Limited (“Sasol Financing”), a wholly owned subsidiary of Sasol Limited, will issue ZAR2 000 000 000 (two billion South African Rand) 10,50% Unsecured Guaranteed Registered Notes due 1 September 2007.  The Notes will be irrevocably and unconditionally guaranteed by Sasol Limited.  The Notes will pay interest semi-annually on 1 March and 1 September of each year.  The net proceeds from the issue of the Notes will be applied by Sasol Financing for its general corporate purposes.

The Notes have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), as amended.  Notes may only be offered or sold outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2003
	By:	/s/sgd N L Joubert
		Name:	(Dr) N L Joubert
		Title:	Company Secretary